UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): February 25, 2019

McDONALD'S CORPORATION
(Exact Name of Registrant as Specified in Charter)

Delaware	**1-5231**	**36-2361282**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

110 North Carpenter Street
Chicago, Illinois
(Address of Principal Executive Offices)

60607
(Zip Code)

---

(630) 623-3000
(Registrant's telephone number, including area code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company   ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Item 8.01. Other Events.

In September 2018, McDonald's Corporation (the "Company") announced several organizational changes to its global business structure as a result of the Company's continued evolution to a more heavily franchised structure. Effective January 1, 2019, the Company operates under a new organizational structure with the global business segments listed below.

- U.S. - the Company's largest market. This segment did not change as a result of the new organizational structure.

- International Operated Markets - comprised of wholly-owned markets, or countries in which the Company operates restaurants, including Australia, Canada, France, Germany, Italy, the Netherlands, Russia, Spain and the U.K.

- International Developmental Licensed Markets - comprised of primarily developmental license and affiliate markets in the McDonald's system. Corporate activities will also be reported in this segment.

The Company's new reporting segments are aligned with its strategic priorities and reflect how management now reviews and evaluates operating performance. The new organizational structure is designed to support the Company's efforts toward driving growth through the Velocity Growth Plan.

Starting with the Quarterly Report on Form 10-Q for the quarter ending March 31, 2019, the Company's new reporting segments will be presented as described above. The Company will present prior periods in accordance with the new reporting segments in future quarterly and annual filings.

The Company is issuing this Current Report on Form 8-K in order to provide investors with segment summary financial information and segment historical data that is consistent with its new organizational structure. The schedules in Exhibit 99.1 provide unaudited summary financial information and other data according to the new reporting segments for the previously reported years ended December 31, 2016 through 2018, and the previously reported quarters in the year ended December 31, 2018.

This information in no way revises or restates the Company's previously reported consolidated financial statements for any period. It does not change the Company's previously reported total assets, liabilities or shareholders' equity or its reported net income or earnings per share, nor does it reflect any subsequent information or events, other than as required to reflect the change in reporting segments as described above. This information should be read in conjunction with our previously filed reports.

Item 9.01. Financial Statements and Exhibits.

(d) *Exhibits.*

99.1   Schedule of Segment Summary Financial Information and Other Data for the years ended December 31, 2016 through 2018 and quarters ended March 31, 2018 through December 31, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

McDONALD'S CORPORATION
(Registrant)

Date: February 25, 2019   By: /s/ Catherine Hoovel

Catherine Hoovel
Corporate Vice President - Chief Accounting Officer

Exhibit 99.1

MCDONALD'S CORPORATION
SCHEDULE OF SEGMENT SUMMARY FINANCIAL INFORMATION AND OTHER DATA
INTERNATIONAL OPERATED MARKETS
(Unaudited and $ in millions)

Summary Operating Results	Years Ended December 31			Constant Currency Growth Rates for Years Ended December 31*		
	2018	2017	2016	2018	2017	2016
Sales by company-operated restaurants	$ 6,667.5	$ 6,844.6	$ 6,879.2	(2.9)%	(3.0)%	(3.2)%
Revenues from franchised restaurants	4,839.2	4,271.3	3,811.4	10.6	10.5	8.0
Total Revenues	**$11,506.7**	**$11,115.9**	**$10,690.6**	**2.3 %**	**1.8 %**	**0.5 %**
Company-operated Restaurant Margins	1,326.5	1,336.0	1,325.5	(1.1)	(1.2)	(0.2)
Franchised Restaurant Margins	3,828.5	3,364.6	2,978.9	11.2	11.3	8.2
G&A	640.9	654.3	657.5	(3.9)	(2.3)	(11.5)
Other Operating (Inc)/Exp, net						
Impairment and Other Charges (Gains), net	6.1	3.8	45.4			
Remaining Other Operating (Inc)/Exp, net**	(135.2)	(131.1)	(99.0)			
Operating Income	**$ 4,643.2**	**$ 4,173.6**	**$ 3,700.5**	**9.3 %**	**11.0 %**	**10.0 %**
Other Financial Information						
Comparable Sales*				6.1 %	5.6 %	3.2 %
Comparable Guest Counts*				2.8 %	2.7 %	0.9 %
Franchised Sales*	$27,557.1	$24,385.8	$21,740.5	10.5 %	10.6 %	7.9 %
Company-operated Margin %	19.9%	19.5%	19.3%			
Franchised Margin %	79.1%	78.8%	78.2%			
Systemwide Restaurants:						
Conventional Franchised	8,284	8,037	7,736			
Developmental Licensed	225	172	142			
Foreign Affiliated	—	—	—			
Total Franchised	8,509	8,209	7,878			
Company-operated	1,754	1,889	2,060			
Systemwide Restaurants	**10,263**	**10,098**	**9,938**			
Total Assets	$17,302.3	$16,254.8	$13,087.9			
Total Capital Expenditures	762.4	808.0	955.8			
Total Depreciation and Amortization	703.9	687.1	663.6			

* Represents a non-GAAP financial measure as used throughout the schedules included in Exhibit 99.1. The definitions that apply to these measures are provided at the end of this exhibit.

** As used throughout the schedule, Remaining Other Operating (Inc)/Exp, net is comprised of the following: Gains on sales of restaurant businesses, Equity in earnings of unconsolidated affiliates, and Asset dispositions and other (income) expense, net.

MCDONALD'S CORPORATION
SCHEDULE OF SEGMENT SUMMARY FINANCIAL INFORMATION AND OTHER DATA
INTERNATIONAL OPERATED MARKETS

(Unaudited and $ in millions)

		Three Months Ended		
Summary Operating Results	**March 31, 2018**	**June 30, 2018**	**September 30, 2018**	**December 31, 2018**
Sales by company-operated restaurants	$ 1,658.6	$ 1,731.0	$ 1,695.4	$ 1,582.5
Revenues from franchised restaurants	1,151.4	1,205.4	1,266.8	1,215.6
Total Revenues	**$ 2,810.0**	**$ 2,936.4**	**$ 2,962.2**	**$ 2,798.1**
Company-operated Restaurant Margins	293.3	349.0	371.3	312.9
Franchised Restaurant Margins	896.4	955.1	1,015.2	961.8
Operating Income	**$ 1,049.1**	**$ 1,189.0**	**$ 1,246.9**	**$ 1,158.2**
Other Financial Information				
Franchised Sales	$ 6,546.3	$ 6,880.1	$ 7,225.8	$ 6,904.9
Company-operated Margin %	17.7 %	20.2 %	21.9 %	19.8 %
Franchised Margin %	77.8 %	79.2 %	80.1 %	79.1 %
Systemwide Restaurants:				
Conventional Franchised	8,063	8,127	8,156	8,284
Developmental Licensed	174	178	211	225
Foreign Affiliated	—	—	—	—
Total Franchised	8,237	8,305	8,367	8,509
Company-operated	1,865	1,815	1,790	1,754
Systemwide Restaurants	**10,102**	**10,120**	**10,157**	**10,263**

		Constant Currency Growth Rates for Three Months Ended		
Summary Operating Results	**March 31, 2018**	**June 30, 2018**	**September 30, 2018**	**December 31, 2018**
Sales by company-operated restaurants	(1.8)%	(2.6)%	(3.6)%	(3.5)%
Revenues from franchised restaurants	13.0	9.7	10.2	10.1
Total Revenues	**3.7 %**	**2.0 %**	**1.8 %**	**1.9 %**
Company-operated Restaurant Margins	(2.3)	(1.9)	(0.1)	(0.4)
Franchised Restaurant Margins	13.9	10.3	10.7	10.4
Operating Income	**10.8 %**	**9.6 %**	**5.2 %**	**12.6 %**
Other Financial Information				
Comparable Sales	7.8 %	5.3 %	5.7 %	5.7 %
Franchised Sales	12.8 %	9.8 %	9.9 %	10.0 %

MCDONALD'S CORPORATION
SCHEDULE OF SEGMENT SUMMARY FINANCIAL INFORMATION AND OTHER DATA
INTERNATIONAL DEVELOPMENTAL LICENSED MARKETS & CORPORATE

(Unaudited and $ in millions)

Summary Operating Results	Years Ended December 31,			Constant Currency Growth Rates for Years Ended December 31,		
	2018	2017	2016	2018	2017	2016
Sales by company-operated restaurants	$ 680.5	$ 2,613.9	$ 4,673.2	(75.6)%	(43.7)%	1.0%
Revenues from franchised restaurants	1,172.1	1,084.2	1,005.4	10.8	10.2	11.2
Total Revenues	$ 1,852.6	$ 3,698.1	$ 5,678.6	(50.0)%	(34.1)%	2.7%
Company-operated Restaurant Margins	23.2	450.6	653.0	(94.8)	(29.7)	39.5
Franchised Restaurant Margins	1,140.5	1,034.3	904.1	13.2	17.0	11.6
G&A	967.9	952.6	985.8	1.5	(3.2)	10.2
Other Operating (Inc)/Exp, net						
Impairment and Other Charges (Gains), net	140.5 [1]	(704.7) [2]	271.8 [3]			
Remaining Other Operating (Inc)/Exp, net	(108.5)	(119.7)	24.2			
Operating Income	$ 163.8	$ 1,356.7	$ 275.3	(86.1)%	n/m	n/m
Other Financial Information						
Comparable Sales				5.6 %	8.0 %	9.0%
Comparable Guest Counts				1.0 %	2.5 %	1.3%
Franchised Sales	$22,717.4	$19,426.0	$15,320.0	19.8 %	31.1 %	14.2%
Company-operated Margin %	n/m	17.2%	14.0%			
Franchised Margin %	97.3%	95.4%	89.9%			
Systemwide Restaurants:						
Conventional Franchised	172	180	777			
Developmental Licensed	7,000	6,773	6,158			
Foreign Affiliated	6,175	5,797	3,371			
Total Franchised	13,347	12,750	10,306			
Company-operated	331	357	2,500			
Systemwide Restaurants	13,678	13,107	12,806			
Total Assets	$ 1,025.1	$ 4,900.3	$ 5,975.5			
Total Capital Expenditures	129.4	184.5	278.6			
Total Depreciation and Amortization	179.8	152.2	342.6			

n/m Not meaningful

(1) The amount presented relates to non-cash impairment charges.
(2) The amount includes a pre-tax gain of approximately $850 million on the sale of the Company's businesses in China and Hong Kong, partly offset by approximately $150 million of restructuring and impairment charges.
(3) The amount presented relates to pre-tax impairment and restructuring charges.

MCDONALD'S CORPORATION
SCHEDULE OF SEGMENT SUMMARY FINANCIAL INFORMATION AND OTHER DATA
INTERNATIONAL DEVELOPMENTAL LICENSED MARKETS & CORPORATE

(Unaudited and $ in millions)

		Three Months Ended					
Summary Operating Results		**March 31, 2018**		**June 30, 2018**		**September 30, 2018**	**December 31, 2018**
Sales by company-operated restaurants	$	168.3	$	167.1	$	178.3	$ 166.8
Revenues from franchised restaurants		293.3		289.2		298.9	290.7
Total Revenues	$	**461.6**	$	**456.3**	$	**477.2**	$ **457.5**
Company-operated Restaurant Margins		(0.8)		4.3		10.5	9.2
Franchised Restaurant Margins		285.3		281.3		290.9	283.0
Operating Income	$	**96.0**	$	**74.1**	$	**109.0**	$ **(115.3)**
Other Financial Information							
Franchised Sales	$	5,703.1	$	5,630.2	$	5,789.2	$ 5,594.9
Company-operated Margin %		n/m		n/m		n/m	n/m
Franchised Margin %		97.3 %		97.2 %		97.3 %	97.4%
Systemwide Restaurants:							
Conventional Franchised		176		176		175	172
Developmental Licensed		6,798		6,835		6,892	7,000
Foreign Affiliated		5,882		5,973		6,056	6,175
Total Franchised		12,856		12,984		13,123	13,347
Company-operated		336		330		329	331
Systemwide Restaurants		**13,192**		**13,314**		**13,452**	**13,678**

	Constant Currency Growth Rates for Three Months Ended			
Summary Operating Results	**March 31, 2018**	**June 30, 2018**	**September 30, 2018**	**December 31, 2018**
Sales by company-operated restaurants	(85.0)%	(83.9)%	(58.6)%	7.7%
Revenues from franchised restaurants	10.0	18.0	9.5	6.7
Total Revenues	**(66.0)%**	**(63.6)%**	**(31.3)%**	**7.0%**
Company-operated Restaurant Margins	n/m	n/m	n/m	n/m
Franchised Restaurant Margins	16.4	20.8	10.4	6.9
Operating Income	**(63.1)%**	**(60.7)%**	**(84.6)%**	**n/m**
Other Financial Information				
Comparable Sales	7.0 %	4.6 %	5.1 %	5.9%
Franchised Sales	35.3 %	28.4 %	13.7 %	7.4%

n/m Not meaningful

THE FOLLOWING DEFINITIONS APPLY TO THESE TERMS AS USED THROUGHOUT EXHIBIT 99.1

- Information in constant currency is calculated by translating current year results at prior year average exchange rates. Management reviews and analyzes business results excluding the effect of foreign currency translation, impairment and other strategic charges and gains, as well as adjustments to the provisional amounts recorded in December 2017 under the Tax Cuts and Jobs Act, and bases incentive compensation plans on these results, because the Company believes this better represents underlying business trends.

- Comparable sales represent sales at all restaurants and comparable guest counts represent the number of transactions at all restaurants, whether operated by the Company or by franchisees, in operation at least thirteen months including those temporarily closed. Some of the reasons restaurants may be temporarily closed include reimaging or remodeling, rebuilding, road construction and natural disasters. Beginning in 2017, the Company excluded sales from markets identified as hyper-inflationary (currently, only Venezuela) from the comparable sales calculation as the Company believes this more accurately reflects the underlying business trends. There was no significant impact related to 2016. Management generally identifies hyper-inflationary markets as those markets whose cumulative inflation rate over a three-year period exceeds 100%. Management believes that these exclusions more accurately reflect the underlying business trends. Comparable sales are driven by changes in guest counts and average check, which is affected by changes in pricing and product mix. Typically, pricing has a greater impact on average check than product mix. Management reviews the increase or decrease in comparable sales and comparable guest counts compared with the same period in the prior year to assess business trends.

- While franchised sales are not recorded as revenues by the Company, management believes the information is important in understanding the Company's financial performance, because these sales are the basis on which the Company calculates and records franchised revenues and are indicative of the financial health of the franchisee base.